EXHIBIT 99.2

SEABRIDGE GOLD

REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 24, 2015, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour
A. Frederick Banfield	16,832,108	608,949	96.51%
D. Scott Barr	17,141,589	299,468	98.28%
Thomas C. Dawson	17,208,752	232,305	98.67%
Eliseo Gonzalez-Urien	17,260,262	180,795	98.96%
Richard C. Kraus	17,137,249	303,808	98.26%
Jay S. Layman	17,206,950	234,107	98.66%
John W. Sabine	17,140,121	300,936	98.27%
Rudi P. Fronk	17,118,216	322,841	98.15%

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved.
The Authorization of the directors to fix the auditors remuneration.	Resolution approved.
Approval, by disinterested shareholders, of certain option grants to directors.	Resolution approved.

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 25, 2015.

SEABRIDGE GOLD INC.

Per:           “C. Bruce Scott”      .

C. Bruce Scott
Vice President, Corporate Affairs and Corporate Secretary